

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Mr. Howard C. Yang
President and Chief Executive Officer
Montage Technology Group Limited
Room A1601, Technology Building, 900 Yi Shan Road
Xuhui District, Shanghai, 200233
People's Republic of China

> **Re: Montage Technology Group Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 19, 2013**
> **CIK No. 001375514**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 36

1.   We note your response to our prior comment number 4 that you believe that "cash from operations in China is sufficient to address all currently contemplated cash needs in China." However, it remains unclear whether you have significant current or contemplated working capital needs outside of China upon which to spend the proceeds of this offering. In this connection, while you appear to have relationships with foundries, distributors and other suppliers outside of China, it is not clear from your disclosure whether these relationships give rise to significant cash requirements outside of China for the purposes you note in this section.   Given your disclosure that there are significant challenges to your ability to direct funds to your operations in China, additional specific information about your working capital needs outside of China

appears necessary to a full understanding of your disclosure in this section. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Stock-Based Compensation, page 60

2.   Refer to our prior comment 7.   We will delay our assessment of your response to our prior comment pending inclusion of the estimated IPO price in the filing.

Home Entertainment Market, page 68

3.   Refer to our prior comment 1. We note your statement in the second paragraph beneath this caption that the total number of satellite market units sold within the emerging markets was 68 million, representing 58% of the total number of units sold in emerging markets in 2011. However, the table referenced as support for this statement (marked "8" in the backup data) represents global sales, including sales into the U.S. referenced in the first paragraph beneath the table. Further, your statement in the carryover paragraph at the top of page 69 that "iSuppli estimates the number of high definition set-top boxes sold in emerging markets to grow by 257%" is based upon data in that same table (marked "10" in the data). Please revise your disclosure to conform to the data provided.

Taxation, page 111

4.   Refer to your disclosure in the third full paragraph on page 114. Further to our comment number 1 above, if you intend to indefinitely hold the proceeds in short term investments pending adequate uses outside China, please address the possible impact on your PFIC status, if any.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Portia Ku, Esq.